

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

August 14, 2017

<u>Via E-Mail</u>
Elizabeth McGregor
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

> **Re:** **Tahoe Resources Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-35531**

Dear Ms. McGregor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Mineral Reserves, page 34</u>

1. We note your disclosure of the Escobal reserves, which provided only a sum of your proven and probable reserves. This presentation does not appear to comply with Section 2.2b of National Instrument 43-101 (NI 43-101) which requires separate disclosure of each classification of mineral resources and mineral reserves. Please tell us if you intend to revise your disclosures prospectively or explain the basis for your presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining